INTEGRATED ENVIRONMENTAL TECHNOLOGIES, LTD.
4235 Commerce Street
Little River, South Carolina 29566
843-390-2500

July 22, 2011

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC  20549
Attention:  Rufus Decker, Accounting Branch Chief

Re:         Integrated Environmental Technologies, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 30, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
File No. 0-26309

Dear Mr. Decker:

This letter sets forth the response of Integrated Environmental Technologies, Ltd. (“IET”) to the comment of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in the Staff’s letter dated July 8, 2011, with respect to IET’s Form 10-K and Form 10-Q referenced above.

Form 10-K for the Year Ended December 31, 2010

Item 9A – Controls and Procedures, page 35

1.
We note your response to prior comment 11.  When you amend your Form 10-K in response to prior comment 10, please include also additional disclosure explaining in reasonable detail why management believed that the disclosure controls and procedures were ineffective.  We note that at the end of the first quarter, your former chief executive officer and principal financial officer determined that disclosure controls and procedures were effective, suggesting that management must have been able to specifically identify problems with some aspect of your disclosure controls and procedures that it was able to rectify.  The disclosure in your amended 10-K should clearly explain the nature of these problems and what aspect or aspects of disclosure controls and procedures were compromised such that management determined that they were ineffective as of the end of your most recent fiscal year.

Response – IET will provide the requested explanation in the amendment to IET’s Form 10-K for the year ended December 31, 2010 in accordance with the Staff’s comment.  IET will file the amendment to its Form 10-K for the year ended December 31, 2010 as soon as is practicable.

If you have any questions or comments with respect to the foregoing, please contact the undersigned or our outside counsel, Paul T. Colella, Esq. of the law form of Giordano, Halleran & Ciesla, P.C. at 732-741-3900.  Thank you.

Very truly yours,

/s/ Thomas S. Gifford
THOMAS S. GIFFORD
Executive Vice President, Chief Financial Officer, Treasurer and Secretary